Filed Pursuant to Rule 433

Registration No. 333-190917-03

November 14, 2013

POTOMAC ELECTRIC

POWER COMPANY

$150,000,000

First Mortgage Bonds, 4.95% Series due November 15, 2043

Issuer:	Potomac Electric Power Company (the “Company”)
Issue:	First Mortgage Bonds, 4.95% Series due November 15, 2043
Ratings:*	A3 (Possible Upgrade)/A (Stable)/A- (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$150,000,000
Coupon:	4.95%
Trade Date:	November 14, 2013
Settlement Date:	November 21, 2013 (T+5)
Maturity Date:	November 15, 2043
Price to Public:	99.259% per Bond
Proceeds (before expenses) to Issuer:	$147,576,000
Benchmark Treasury:	2.875% due May 15, 2043
Benchmark Treasury Yield:	3.848%
Spread to Benchmark Treasury:	+115 bps
Yield to Maturity:	4.998%
Optional Redemption:	Make-whole call at any time prior to May 15, 2043, 20 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after May 15, 2043 at par.
Interest Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2014
CUSIP/ISIN Number:	737679DF4/US737679DF49
Mortgage Capacity:	As discussed in the preliminary prospectus supplement under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds and the repayment at maturity of $200 million in aggregate principal amount of the Company’s 4.95% senior notes due November 15, 2013 (and the deemed redemption of a corresponding series of the Company’s first mortgage bonds), as of October 31, 2013, available property additions and refundable bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $1,447.3 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 9.88%.
Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc.
Co-Managers:	Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.